DYLN Inc. a Delaware Corporation

Financial Statements

For The Year Ended December 31, 2024

(*Unaudited*)

DYLN, Inc
Balance Sheet
(*Unaudited*)

	Year Ended December 31,
	2024
ASSETS	
Current Assets	-
Cash and Cash Equivalents	42,018
Accounts Receivable	16,715
Prepaid Expenses	
Inventory	581,112
Total Current Assets	639,845
Non-current Assets	-
net of Accumulated Depreciation	15,274
Right Of Use Asset: Office Space	
Accumulated Amortization	102,290
Total Non-Current Assets	117,564
TOTAL ASSETS	757,409
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	735,074
Notes Payable	226,905
Notes Payable - Related Parties	46,100
Line of Credit	79,621
Accrued Expenses	6,748
Sales Tax Payable	20,567
Short Term Lease Liability	-
Other Liability	153
Total Current Liabilities	1,115,168
Long-term Liabilities	
Long Term Lease Liability	-
Notes Payable - Related Parties	286,239
Total Long-Term Liabilities	286,239
TOTAL LIABILITIES	1,401,407
EQUITY	
Common Stock	193
Preferred Stock	-
Additional Paid in Capital	4,968,254
Accumulated Deficit	(5,612,444)
Total Equity	(643,997)
TOTAL LIABILITIES AND EQUITY	757,409

DYLN, Inc
Statement of Operations
(*Unaudited*)

	Year Ended December 31,
	2024
Revenue	1,291,167
Cost of Revenue	(670,553)
Gross Profit	620,614
Operating Expenses	-
Advertising and Marketing	421,583
General and Administrative	272,805
Research and Development	371
Rent and Lease	17,328
Depreciation	8,081
Amortization	13,053
Total Operating Expenses	733,221
Operating Income (loss)	(112,607)
Other Income	-
Other	59,976
Total Other Income	59,976
Other Expense	-
Interest Expense	77,110
Total Other Expense	77,110
Earnings Before Income Taxes	(130,094)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(129,742)

DYLN, Inc
Statement of Cash Flows
(*Unaudited*)

Year Ended December 31st, 2024			
	Cash outflow	**Cash inflow**	**Net Cash**
Net cash flow			
Net operating activities			
Operating activities			
Sales receipts	0	1,391,874	1,391,874
Discounts & promotions	(65,399)	0	(65,399)
Refunds & returns payments	(54,974)	5,783	(49,191)
Inventory	(338,373)	0	(338,373)
Shipping & fulfillment payments	(254,983)	729	(254,254)
Merchant fees payments			
General & administrative (G&A) payments	(266,324)	5,576	(260,748)
Salaries & wages payments	(5,623)	8,338	2,715
Advertising & marketing	(438,543)	3,944	(434,599)
Research & development (R&D) payments	(371)	0	(371)
Taxes	(57,830)	61,514	3,683
Other receipts	0	57,857	57,857
Other payments	0	176	176
Adjustment: Website orders with unmatched payments	(524)	0	(524)
Exclude: Undeposited funds (UDF)	(5,478)	5,554	76
Total Operating activities	(1,596,385)	1,545,101	(51,283)
Total Net operating activities	(51,283)	0	(51,283)
Net investing activities			
Investing activities	(17,127)	0	(17,127)
Net financing activities			
Financing activities	0	128,813	128,813
Net uncategorized transactions			
Uncategorized transactions	0	72	72
Total Net cash flow	0	60,475	60,475

DYLN, Inc
Statement of Changes in Equity
(*Unaudited*)

		Equity
($USD, in Dollars)		
Balance—December 31, 2023		**($754,134)**
Capital Distribution		$4,968,254
Net Income/ (Loss)		($129,742)
Balance—December 31, 2024		**($643,997)**

DYLN, Inc.
Notes To The Financial Statements (Unaudited)
For The Year Ended December 31, 2024
(*Unaudited*)

1. **ORGANIZATION AND PURPOSE**

    DYLN Inc. ("the Company") was originally formed as a California limited liability company called DYLN Lifestyle, LLC and converted to a Delaware C-Corp on November 8th, 2019. The headquarters of the Company are located in Austin, Texas.

    The Company generates revenue by selling a patented reusable portable water bottle that enhances water through a replaceable mineral cartridge attached to the bottom of each bottle.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

    Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

    Use of Estimates

    The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash & Cash Equivalents

    Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed the FDIC insured limits..

    Inventories

    Inventories are valued at the lower of cost and net realizable value. Inventories include costs for raw materials and finished goods.

    Accounts Receivables

    Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the year ended December 31, 2024 amounted to $438,543 which is included in sales and marketing expense.

3. **DEBT**
    The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Related Party Loan

In November 2016, the Company secured a loan from the Ayres Group of $451,375. The loan carries an interest of 1.88% and a maturity date of October 2028. The Ayres Group is a related party and is Owned by family members of the founders.

Line of Credit

In November 2020, the Company obtained a line of credit from Wells Fargo of $100,000. The line of credit accrues interest at 10.75%. The line of credit is personally guaranteed by a related party.

Line of Credit

In November 2023, the Company obtained a line of credit for $51,500. The line of credit contains an interest rate of 10.99% and has a draw period of 12 months.

Related Party Loan

In November 2023, the Company secured a loan from CEO Dorian Ayres of $48,000. The loan carries an interest of 6% and a maturity date of November 2025.

Line of Credit

In June 2024, the Company obtained a line of credit from Plexe for $79,000. The line of credit has no interest rate and a maturity date of October 2025.

Line of Credit

In July 2024, the Company obtained a line of credit from Rapid Finance for $55,000. The line of credit has no interest rate and a maturity date of October 2025.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2025, which is the date the financial statements were available to be issued. The Company has nothing to report.